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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)*

                                FIBERCHEM, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                       Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  315633 30 5
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

John M. Liviakis, 2420 "K" St., Suite 220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               August 26, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  315633 30 5                        Page     2    of    8      Pages
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Liviakis Financial Communications, Inc.
          68-0311399
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                     [  ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
              State of California
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,105,250
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,105,250
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,105,250
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
               CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  315633 30 5                          Page     3    of    8    Pages
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John M. Liviakis
          ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              AF, PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION                             [  ]
              UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,105,250
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               1,105,250
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,105,250
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
               IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  315633 30 5                            Page    4    of     8    Pages
         ---------------------                        --------    --------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Renee A. Liviakis
          ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
               AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                     [  ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     1,105,250
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               1,105,250
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,105,250
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
               IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.      SECURITY AND ISSUER.

        The title of the class of equity securities to which this amended statement on Schedule 13D relates is Common Stock, $.0001 par value (the "Common Stock"), issued by FiberChem, Inc., a Delaware corporation (the "Corporation"). The principal offices of the Corporation are located at 1181 Grier Drive, Suite B, Las Vegas, Nevada 89119.

2.      IDENTITY AND BACKGROUND.

        This amended statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML") and Renee A. Liviakis ("RAL"). LFC's principal business is as a consultant in the areas of financial and investor public relations, investor communications, and corporate finance. LFC's principal business and principal office address is 2420 "K" Street, Suite 220, Sacramento, California 95816.

        LFC's President is JML, and its Chief Financial Officer, Treasurer and Secretary is RAL. Robert B. Prag ("RBP") is LFC's Senior Vice President. JML, RBP and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML, RBP and RAL. JML, RBP and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML, RBP and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

        During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        This Amended Schedule 13D is being filed to report 1,105,250 shares of Common Stock held by LFC at the close of business on August 26, 1997. Pursuant to a Consulting Agreement (the "Consulting Agreement") effective October 22, 1993, as extended, LFC received from the Corporation an aggregate of 1,843,750 shares of Common Stock as consideration for services rendered by LFC pursuant to the Consulting Agreement. A copy of the Consulting Agreement was previously filed as Exhibit "A" to this Schedule 13D. Prior to August 27, 1997, LFC sold an aggregate of 738,500 of such shares of Common Stock.

        JML purchased from the Corporation for $135,000 in a private placement during December 1993 11,000 shares of Convertible Preferred Stock (the "Preferred Stock") issued by the Corporation. Each share of Preferred Stock was convertible into ten shares of Common Stock. In January 1994, JML converted the 11,000 shares of Preferred Stock into 110,000 shares of Common Stock. In addition, in June and July 1994, JML purchased 40,000 shares of Common Stock in the open market for an aggregate consideration of $42,125. JML utilized his personal funds to purchase the 11,000 shares of Preferred Stock and 40,000 shares of Common Stock. JML has sold all 110,000 shares of Common Stock acquired through the conversion of the 11,000 shares of Preferred Stock and the 40,000 shares of Common Stock acquired in open market purchases.

4.      PURPOSE OF TRANSACTION.

        At the close of business on August 26, 1997, LFC held the 1,105,250 shares of Common Stock as an investment. LFC, JML and RAL may acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

        LFC, JML and RAL have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.      INTEREST IN SECURITIES OF THE ISSUER.

        LFC has the sole power to direct the vote or disposition of the 1,105,250 shares of Common Stock held by LFC at the close of business on August 26, 1997 and would exercise that power through its officers and directors, JML, RAL and RBP.

        The 1,105,250 shares of Common Stock that LFC held at the close of business on August 26, 1997 represented approximately

4.3% of that class of securities. The calculation of the percentage of the class of Common Stock is based on 25,449,356 shares of Common Stock reported by the Corporation in its Form 10-QSB for the quarterly period ended June 30, 1997 to be outstanding as of August 15, 1997. LFC ceased to be a holder of at least five percent of the outstanding Common Stock on August 26, 1997.

        The only transactions in Common Stock effected by LFC, JML and RAL during the sixty days ending with August 26, 1997 are the following open market sales of Common Stock effected by LFC:

        (a) On July 22, 1997, LFC sold 8,000 shares of Common Stock at $.28 per share.

        (b) On July 22, 1997, LFC sold 28,000 shares of Common Stock at $.25 per share.

        (c) On July 23, 1997, LFC sold 10,000 shares of Common Stock at $.28 per share.

        (d) On July 23, 1997, LFC sold 20,500 shares of Common Stock at $.25 per share.

        (e) On July 31, 1997, LFC sold 103,000 shares of Common Stock at $.22 per share.

        (f) On July 31, 1997, LFC sold 5,000 shares of Common Stock at $.25 per share.

        (g) On August 18, 1997, LFC sold 18,000 shares of Common Stock at $.22 per share.

        (h) On August 18, 1997, LFC sold 36,000 shares of Common Stock at $.25 per share.

        (i) On August 19, 1997, LFC sold 36,000 shares of Common Stock at $.22 per share.

        (j) On August 22, 1997, LFC sold 42,000 shares of Common Stock at $.28 per share.

        (k) On August 25, 1997, LFC sold 42,000 shares of Common Stock at $.31 per share.

        (l) On August 26, 1997, LFC sold 133,000 shares of Common Stock at $.28 per share.

        (m) On August 26, 1997, LFC sold 38,000 shares of Common Stock at $.25 per share.

        (n) On August 26, 1997, LFC sold 38,000 shares of Common Stock at $.22 per share.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or between any person named in Item 2 above and any other person with respect to any securities of the Corporation.

7.      MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Consulting Agreement, dated effective as of October 22, 1993, between the Corporation and LFC.

        Exhibit B - Agreement of LFC, JML and RAL pursuant to Rule 13d-1(f).


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 24, 1997             LIVIAKIS FINANCIAL COMMUNICATIONS, INC.



                                     By: /s/ JOHN M. LIVIAKIS
                                         ---------------------------------------
                                         John M. Liviakis, President



                                         /s/ JOHN M. LIVIAKIS
                                     -------------------------------------------
                                         John M. Liviakis



                                         /s/ RENEE A. LIVIAKIS
                                     -------------------------------------------
                                         Renee A. Liviakis